UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 Amendment No. 1

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                               Crown Crafts, Inc.
                               ------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    228309100
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                December 20, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)


                             (Page 1 of 11 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP No. 228309100                                    Page  2  of  11  Pages
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) | |
                                                         (b) |X|
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                  | |
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                                         7.       SOLE VOTING POWER
      NUMBER OF                                   430,900 shares (See Item 5)
       SHARES                            ---------------------------------------
    BENEFICIALLY                         8.       SHARED VOTING POWER
      OWNED BY                                    -0- (See Item 5)
   EACH REPORTING                        ---------------------------------------
       PERSON                            9.       SOLE DISPOSITIVE POWER
        WITH                                      430,900 shares (See Item 5)
                                         ---------------------------------------
                                         10.      SHARED DISPOSITIVE POWER
                                                  -0- (See Item 5)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         430,900 shares (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                              | |
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6 % (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------


                              (Page 2 of 11 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP NO.  228309100                                      Page  3  of  11  Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund,
         Ltd.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) | |
                                                         (b) |X|
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2 (d) OR 2 (e)                                | |
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         CAYMAN ISLANDS
--------------------------------------------------------------------------------
                                         7.       SOLE VOTING POWER
      NUMBER OF                                    261,335 shares (See Item 5)
       SHARES                            --------------------------------------
    BENEFICIALLY                         8.       SHARED VOTING POWER
      OWNED BY                                        -0- (See Item 5)
   EACH REPORTING                        --------------------------------------
       PERSON                            9.       SOLE DISPOSITIVE POWER
        WITH                                       261,335 shares (See Item 5)
                                         --------------------------------------
                                         10.      SHARED DISPOSITIVE POWER
                                                      -0- (See Item 5)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         261,335 shares (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                              | |
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.8% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------


                              (Page 3 of 11 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP NO. 228309100                                       Page  4  of  11  Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value,
         L.P. I
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) | |
                                                         (b) |X|
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                  | |
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                                         7.       SOLE VOTING POWER
      NUMBER OF                                   477,700 shares (See Item 5)
       SHARES                            ---------------------------------------
    BENEFICIALLY                         8.       SHARED VOTING POWER
      OWNED BY                                      -0- (See Item 5)
   EACH REPORTING                        ---------------------------------------
       PERSON                            9.       SOLE DISPOSITIVE POWER
        WITH                                        477,700 shares (See Item 5)
                                         ---------------------------------------
                                         10.      SHARED DISPOSITIVE POWER
                                                    -0- (See Item 5)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         477,700 shares (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             | |
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.1% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------


                              (Page 4 of 11 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP NO. 228309100                                        Page  5  of  11 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON Wynnefield Capital Management LLC
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) | |
                                                         (b) |X|
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS AF
         (SEE ITEM 3)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                  | |
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK
--------------------------------------------------------------------------------
                                         7.       SOLE VOTING POWER
                                                  908,600 shares (See Item 5)
       NUMBER OF                         ---------------------------------------
        SHARES                           8.       SHARED VOTING POWER
     BENEFICIALLY                                 -0- (See Item 5)
       OWNED BY                          ---------------------------------------
    EACH REPORTING                       9.       SOLE DISPOSITIVE POWER
        PERSON                                   908,600 shares (See Item 5)
         WITH                            ---------------------------------------
                                         10.      SHARED DISPOSITIVE POWER
                                                  -0- (See Item 5)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         908,600 shares (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             | |
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.6% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO (Limited Liability Company)
--------------------------------------------------------------------------------


                              (Page 5 of 11 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP NO. 228309100                                        Page  6  of  11 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON Wynnefield Capital, Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) | |
                                                         (b) |X|
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS AF
         (SEE ITEM 3)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                  | |
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         CAYMAN ISLANDS
--------------------------------------------------------------------------------
                                         7.       SOLE VOTING POWER
                                                  261,335 shares (See Item 5)
       NUMBER OF                         ---------------------------------------
        SHARES                           8.       SHARED VOTING POWER
     BENEFICIALLY                                 -0- (See Item 5)
       OWNED BY                          ---------------------------------------
    EACH REPORTING                       9.       SOLE DISPOSITIVE POWER
        PERSON                                    261,335 shares (See Item 5)
         WITH                            ---------------------------------------
                                         10.      SHARED DISPOSITIVE POWER
                                                  -0- (See Item 5)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         261,335 shares (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             | |
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.8% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                              (Page 6 of 11 Pages)

         This Amendment No. 1 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D (the "Schedule 13D"), filed with the Securities and Exchange Commission (the "Commission") on May 17, 2002 by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI"), with respect to the shares of common stock, par value $1.00 per share, of Crown Crafts, Inc., a Georgia corporation with its principal executive offices located at 916 South Burnside Avenue, Gonzales, Louisiana 70737. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 1. SECURITY AND ISSUER.

         This Amendment relates to shares of the common stock, $1.00 par value per share (the "Common Stock"), of Crown Crafts, Inc., a Georgia corporation with its principal executive offices located at 916 South Burnside Avenue, Gonzales, Louisiana 70737 (the "Issuer").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 20, 2002, certain entities in the Wynnefield Group made purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table (1):

             NAME                   NUMBER OF SHARES   CONSIDERATION PAID
             -------------------    ----------------   ------------------
             Partnership*           29,600             $13,764
             Partnership - I*       42,700             $19,855
             Fund**                 25,500             $11,857

* WCM has an indirect beneficial ownership interest in these shares of Common Stock.

** WCI has an indirect beneficial ownership interest in these shares of Common Stock.


         (1) These purchases of Common Stock resulted in a material change in the facts set forth in Schedule 13D. Since such date, the Wynnefield Group entities have made purchases of Common Stock, as set forth in Item 5 hereof.

         Such shares of Common Stock were paid for from the separate working capital of each entity in the Wynnefield Group indicated above, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) - (c) As of January 28, 2003, the Wynnefield Group beneficially owned in the aggregate 1,169,935 shares of Common Stock, constituting approximately 12.4% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 9,421,437 shares outstanding on September 29, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ended September 29, 2002 filed with the Securities and Exchange Commission on November 13, 2002). The following table sets


                              (Page 7 of 11 Pages)
forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

                                                       APPROXIMATE
                                    NUMBER OF          PERCENTAGE OF
             NAME                   SHARES             OUTSTANDING SHARES
             ----                   ------             ------------------
             Partnership *          430,900            4.6%
             Partnership-I *        477,700            5.1%
             Fund **                261,335            2.8%

* WCM has an indirect beneficial ownership interest in these shares of Common Stock.

** WCI has an indirect beneficial ownership interest in these shares of Common Stock.


         WCM is the sole general partner of Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that Partnership and Partnership-I beneficially own. WCM, as the sole general partner of Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that Partnership and Partnership-I beneficially own.

         Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

         WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

         Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,169,935 shares of Common Stock, constituting approximately 12.4% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 9,421,437 shares outstanding on September 29, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ended September 29, 2002 filed with the Securities and Exchange Commission on November 13, 2002).


                              (Page 8 of 11 Pages)

         The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

         The Wynnefield Group has made purchases of shares of Common Stock during the past 60 days as follows:


Name                 Date                  Number of Shares      Price Per Share
---------------      -----------------     ----------------      ---------------
Partnership          November 19, 2002     1,700                 $0.46
Partnership          November 21, 2002     6,700                 $0.42
Partnership          December 3, 2002      2,900                 $0.46
Partnership          December 20, 2002     29,600                $0.47
Partnership          December 26, 2002     4,600                 $0.46
Partnership          January 22, 2003      8,800                 $0.47
Partnership          January 24, 2003      79,500                $0.47

Partnership - I      November 19, 2002     2,000                 $0.46
Partnership - I      November 21, 2002     8,200                 $0.42
Partnership - I      December 3, 2002      4,100                 $0.46
Partnership - I      December 20, 2002     42,700                $0.47
Partnership - I      December 26, 2002     6,500                 $0.46
Partnership - I      January 22, 2003      12,700                $0.47
Partnership - I      January 24, 2003      114,400               $0.47

Fund                 November 19, 2002     1,300                 $0.46


                              (Page 9 of 11 Pages)

Name                 Date                  Number of Shares      Price Per Share
---------------      -----------------     ----------------      ---------------
Fund                 November 21, 2002     4,200                 $0.42
Fund                 December 3, 2002      2,500                 $0.46
Fund                 December 20, 2002     25,500                $0.47
Fund                 December 26, 2002     3,900                 $0.46
Fund                 January 22, 2003      7,500                 $0.47
Fund                 January 24, 2003      68,100                $0.47


         (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.


                             (Page 10 of 11 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  January 28, 2003

                                 WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                 By:    Wynnefield Capital Management, LLC,
                                        General Partner

                                 By:    /s/ Nelson Obus
                                        ----------------------------------------
                                        Nelson Obus, Co-Managing Member

                                 WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                 By:    Wynnefield Capital Management, LLC,
                                        General Partner

                                 By:    /s/ Nelson Obus
                                        ----------------------------------------
                                        Nelson Obus, Co-Managing Member

                                 WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                 By:    Wynnefield Capital, Inc.


                                 By:    /s/ Nelson Obus
                                        ----------------------------------------
                                            Nelson Obus, President

                                 WYNNEFIELD CAPITAL MANAGEMENT, LLC


                                 By:    /s/ Nelson Obus
                                        ----------------------------------------
                                            Nelson Obus, Co-Managing Member

                                 WYNNEFIELD CAPITAL, INC.


                                 By:    /s/ Nelson Obus
                                        ----------------------------------------
                                            Nelson Obus, President

                             (Page 11 of 11 Pages)